UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 1-3788	Commission File Number: 1-4039

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Exact name of registrant as specified in its charter)	The “Shell” Transport and Trading Company, Public Limited Company (Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company (Translation of registrar’s name into English)

The Netherlands (Jurisdiction of incorporation or organisation)	England (Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands Tel No: (011 31 70) 377 9111 (Address of principal executive officers)	Shell Centre, London SE1 7NA, England Tel No: (011 44 20) 7934 1234 (Address of principal executive officers)

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

On 30 March 2005 Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company (the Registrants) filed the 2004 Annual Report on Form 20-F for the year ended 31 December 2004 (the 2004 20-F) with the U.S. Securities and Exchange Commission (SEC).

The Registrants are furnishing this Report on Form 6-K to correct the following numerical information:

In the 2004 column of the table entitled “Crude oil and natural gas liquids production” on page 7 of the 2004 20-F, the number “120”, representing such production for Canada, is hereby replaced with the number “40” to remove oil sands production data incorrectly included in the amount presented. As a result of this correction, the number “185”, representing the subtotal of such production for the “Other Western Hemisphere” region for the year 2004, the number “2,253”, representing the total of such production for the year 2004, and number “113”, representing the metric equivalent of such total for the year 2004, are hereby replaced with the numbers “105”, “2,173” and “109”, respectively.

In the table entitled “Proved developed and undeveloped reserves” on page G58 of the 2004 20-F, the number “209” was incorrectly shown as a Minority Interest’s share of proved reserves of Group companies in Europe at 31 December, 2004, so that the number “2,770”, representing the total “Minority Interests’ share of proved reserves of Group companies At December 31” in the 2004 20-F was also incorrect. These numbers are hereby replaced with the numbers “0” and “2,561” respectively. As a result of this correction, in the table entitled “Standardised measure of discounted future cash flows” on page G60 of the 2004 20-F, the numbers “285” and “2,128”, representing the “Minority interests” in 2004 in Europe and in total are hereby replaced with the numbers “0”, and “1,842” respectively.

This filing supercedes a prior filing of the same date that contains an error in presenting the corrections.

END

Contact — Investor Relations
UK:	David Lawrence	+44 20 7934 3855
UK:	Gerard Paulides	+44 20 7934 6287
Continental Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Contact — Media
International & UK:	Andy Corrigan	+44 20 7934 5963
	Simon Buerk	+44 20 7934 3453
	Bianca Ruakere	+44 20 7934 4323
	Susan Shannon	+44 20 7934 3277
The Netherlands:	Henk Bonder	+31 70 377 8750

Disclaimer statement This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Registrants’ businesses. Neither of the Registrants undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “expected producible resources” and “amount of reserves we expect to produce”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (Mark Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 8 April 2005